[HYTHIAM, INC. LETTERHEAD]

September 9, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Beverages, Apparel and Health Care Services
Mail Stop 3561
Washington, DC 20549
Attn:  John Reynolds, Assistant Director

Re:	Hythiam, Inc.
Registration Statement on Form S-3, filed April 3, 2009
File No. 333-158407

Dear Mr. Reynolds:

Hythiam, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced registration statement to 4:00 p.m. Eastern time on Friday, September 11, 2009.

In connection with the above request, the Company hereby acknowledges that:  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (310) 444-4338.

Very truly yours,

/s/ Maurice Hebert
Maurice Hebert
Chief Financial Officer

cc:  John C. Kirkland, Esq.